October 13, 2006

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highbury Financial Inc.
Amendment No. 2 to Proxy Statement
on Schedule 14A
Filed September 5, 2006
File No. 000-50781
(the “Proxy Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company”) to the comment letter, dated October 6, 2006, of the staff of the Division of Corporation Finance (the “Staff”) to the Proxy Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 3 to the Proxy Statement.

General

1. We note your response to prior comment 74 from our letter dated August 25, 2006 that you have entered into a “clarification agreement” to clarify the original intent of the warrant agreement. It is not clear how this subsequent agreement would apply to securities that are already issued and trading based on a previous agreement that was ambiguous on the potential remedies if the an effective registration statement was not available. Please revise or provide us with an analysis of how the drafter of an agreement could subsequently clarify terms that were previously ambiguous which negatively affect public investors who purchased before such clarification. We may have further comment.

Response: In response to the Staff’s comment, the Company has adopted liability accounting for the warrants issued in its initial public offering to reflect the assumption that net-cash settlement of the warrants would be required if the Company was unable to deliver registered shares under the warrant agreement. Therefore, the Warrant Clarification Agreement is no longer applicable to the information included in the Proxy Statement. The Company also refers the Staff to Comment No. 46 below.

2. We note you response to prior comment six from our letter dated August 25, 2006 that the officers and directors did not quantify the value of the target business for shareholders. In the appropriate section, please revise to clarify how this is consistent with the disclosure in your IPO prospectus which stated that your management would determine the fair market value of any company to be acquired.

Response: The Company has included the following disclosure on page 84 of the Proxy Statement: “Our initial public offering prospectus states that our board of directors will determine the fair market value of a target business. At the time our board of directors approved the asset purchase agreement, management did not determine the fair market value of the acquired business nor did they compare the acquired business to specific comparable companies, or the transaction to specific comparable transactions. At the time the board of directors determined that it would recommend the acquisition to its stockholders on May 31, 2006, the board of directors determined a fair market value of the acquired business based on their additional due diligence investigation, the executed Aston limited liability company agreement, their review of the audited financial statements of the acquired business provided subsequent to the execution of the asset purchase agreement and their review of the Capitalink opinion (as discussed elsewhere in this Proxy Statement).”

3. Please update disclosure throughout as of the most recent date. For example, update the per share conversion price, market price, etc.

Response: The Company has revised its disclosure on pages 1, 8, 14, 20, 48, 49, 50, 54, 64, 87, 112 and 113 of the Proxy Statement to update the per share conversion price, the market price of the Company’s common stock and warrants, the trust account balance, the trust account balance net of taxes, the tax liability of the trust account, the cash per share and the maximum distribution for conversions as of October 6, 2006.

Summary of the Material Terms of the Acquisition, page 1

4. We partially reissue prior comment five from our letter dated August 25, 2006. We note that the assets under management were reduced from $6 billion on March 31, 2006 to $5.6 billion on June 30, 2006. Please provide clear disclosure in the summary and throughout the proxy statement, as necessary, of the reason(s) for the decrease in the assets under management and any associated risks. If available, state the current assets under management as of a more recent date.

Response: The Company has revised the disclosure on pages 1, 82 and 123 to state that “[a]s of October 6, 2006, assets under management for the 19 mutual funds totaled $5.4 billion.” The Company has also revised the disclosure on pages 82 and 123 of the Proxy Statement to state that the Company’s assets under management have continued to decrease as a result of net asset outflows and market fluctuations and that future net outflows and declines in the prices of securities may result in further decreases in assets under management.

Questions and Answers, page 2

5. We note your response to prior comment eight from our letter dated August 25, 2006. We are not able to locate the responses you indicate are on pages 15 and 126 discussing Highbury’s business after approval of this transaction. Please advise.

Response: In response to the Staff’s prior comment eight from the August 25, 2006 comment letter, the Company directs the Staff’s attention to the following disclosure on page 116 of the Proxy Statement, “The consummation of this transaction will establish Highbury as an investment management holding company for which Aston will serve as the initial platform for internal growth and add-on acquisitions. We intend to continue to pursue acquisition opportunities and will seek to establish other accretive partnerships with high quality investment management firms over time. We will seek to provide permanent equity capital to fund buyouts from corporate parents, buyouts of founding or departing partners, growth initiatives or exit strategies for private equity funds. We intend to grant material equity interests to management teams of acquired businesses to align their interests with those of our shareholders. Although we do not intend to integrate our acquisitions, we may work with potential future affiliates to execute add-on acquisitions. We will seek to augment and diversify our sources of revenue by investment style, asset class, distribution channel, client type and management team. An asset class is a specific category of assets or investments, such as stocks, bonds, cash, international securities or real estate.”

In addition, the Company has included the same disclosure as the third paragraph under the section entitled “The Acquisition” on page 13 of the Proxy Statement.

Summary of the Proxy Statement, page 14

6. We partially reissue prior comment 15 from our letter dated August 25, 2006. Explain the contingent adjustment payment to provide a measure of protection to Highbury in the event revenues materially decline after the acquisition. Also, please explain the statement that “Highbury agreed to make an additional payment to the Sellers in the event of a material increase in revenues of the acquired business over the same time period. It appears that the target revenues are actually less than the revenues for the 2005 and 2004 revenues and therefore are benefiting the sellers even if revenues continue to materially decrease. Please revise the disclosure accordingly. In the appropriate section, please revise to elaborate and address this scenario and explain how this arrangement is in the best interest of shareholders. In your revision, also address the fact that in 2004 and 2005 when the company had approximately $47 million in revenues, the combined net revenue was not enough to pay the additional $3.8 million in consideration. Lastly, please explain the reference to “any other funds advised by Aston and sub-advised by the Sellers.” Clarify whether this would include other acquisitions by the company, even if not acquired from the Sellers.

Response: The Company has included the following additional disclosure on page 77: “In the investment management industry, a key measure of value is the revenue run rate of an acquired business. The revenue run rate is determined at a specific point in time by multiplying the amount of assets being managed by the investment adviser by the fee rate that the adviser is paid for its management of such assets. Highbury believes that the estimated revenue run rate at the time of acquisition is a more relevant measure of the value of an acquired business than the historical revenues of such business.”

As stated on page 16, the Company estimated the revenue run rate of the acquired business at $38 million, taking into account projected decreases in assets under management from the level of assets under management at March 31, 2006. The adjustment to the purchase price was, therefore, based on changes in revenue from the projected $38 million revenue run rate. The estimated revenue rate, rather than any historical revenue numbers, served as a basis for the Company’s agreement to pay $38.6 million for the acquired business and, therefore, as the basis for the contingent adjustment to the purchase price.

The contingent adjustment payment from the Sellers to the Company allows the Company to recoup some of its purchase price for the acquired business if the revenue declines more than 10% from the $38.0 million projection. Similarly, an increase in revenue of more than 10% from the $38 million projection would result in an additional payment. The Company has included this disclosure on page 17 of the Proxy Statement.

The projected revenue run rate of $38 million was based on the possibility of decreases in assets under management in the Target Funds after the asset purchase agreement was executed. This level of assets under management was materially lower than the average levels of assets under management in 2004 and 2005 as a result of the net asset outflows in the Target Funds since 2004. Because of this decline and the target revenue outlined in the contingent adjustment payment, the Company could owe the Sellers a payment even if the acquired business’ revenue is lower than the revenue generated in 2004 and 2005, and the Company has revised the disclosure accordingly on page 17 in response to your comment. Also, the Company has removed from the Proxy Statement any reference to such “measures of protection” because the Company agrees that such characterization may be misleading when using the 2005 and 2004 revenue as the reference point.

In 2005 and 2004, when the acquired business had total revenue of approximately $48.9 million and $49.2 million, respectively, the combined net income was not enough to pay the additional $3.8 million in consideration. However, as detailed in the Unaudited Pro Forma Condensed Combined Financial Statements, the profitability of the acquired business will change materially after the consummation of the acquisition as a result of changes in the sub-advisory fees and employee compensation expenses and other pro forma adjustments. Based on the Company’s 18.2% allocation of Aston’s total revenues, the Company would have received approximately $17.9 million of distributions from Aston in the two-year period of 2005 and 2004 combined. Such distributions, net of taxes and Company operating expenses, would have been more than adequate to pay the $3.8 million additional consideration. Nevertheless, the Company has revised the disclosure on page 17 in response to the Staff’s comment to indicate that, in the absence of any pro forma adjustments and based solely on the 2005 and 2004 actual historical results, the combined net income in the periods was not enough to pay the $3.8 million in contingent consideration.

As described on page A-32 of the Proxy Statement, the future annualized revenue will be determined based on the definition of “Approved Target Funds” which includes the existing funds and new funds or classes of funds which are advised by Purchaser and sub-advised by

Sellers. As a result, in the event that the Company were to acquire other mutual fund investment managers and the trustees of those mutual funds were to retain sub-advisers affiliated with the Sellers, such revenues would be counted for purposes of calculation of the future annualized revenue. The Company has no present intention to enter into such a transaction. The Company has revised the disclosure on page 16 in response to your comment to clarify this point.

Fairness Opinion, page 19

7. We note your response to prior comment 16 of our letter dated August 25, 2006. It is not clear what the purpose of the fairness opinion is for based on your response. Your board did not rely upon it in making its decision, yet you obtained the opinion in “preparation” of the proxy. It appears you are including it because your board did not quantify a value for the target. However, you disclose that investors are not allowed to rely upon the opinion. We continue to note the statement that the opinion is addressed solely for the board of Highbury and that it has no legal responsibilities with respect to any other person or entity. This limitation appears to be inappropriate, as the fairness opinion has been provided as an annex to a publicly filed document that contains an express consent regarding its use in connection with the proxy statement. We direct your attention to the last paragraph of the fairness opinion which expressly consents to the inclusion of the fairness opinion with the proxy statement. Therefore, this limitation appears to preclude Capitalink from preventing shareholders from relying upon the fairness opinion in connection with the proxy statement. Please revise disclosure throughout the prospectus to clarify that investors can rely upon the fairness opinion.

Response: The Company agrees with the Staff that it is inappropriate to tell the stockholders that they may not rely on the Capitalink opinion. Accordingly, the Company has deleted all references to the inability of the stockholders to rely upon the Capitalink fairness opinion. In accordance with the SEC “Current Issues and Rulemaking Projects” release dated November 14, 2000, the Capitalink opinion is addressed to the board of directors, but may be included in the Proxy Statement in connection with soliciting shareholder approval of the acquisition. The Company believes the disclosure in the Proxy Statement is consistent with the disclosure in other, recent proxy statements for acquisitions by shell companies in which Capitalink has issued a fairness opinion, including, for example, Arpeggio Acquisition Corporation. As disclosed throughout the Proxy Statement and described in response to comment 2 above, although the board of directors did not rely on the Capitalink opinion at the time it approved the proposed acquisition, the board of directors obtained the fairness opinion in connection with its determination to recommend the acquisition to its stockholders for approval, which approval is a condition to the Company’s obligation to consummate the acquisition.

Interests of the Highbury Directors and Officers and Other Proxy Participants in the Acquisition, page 22

8. Revise the disclosure on page 23 to name the vendor that has agreed to cap its fees and expenses, state these caps, and discuss whether there are other fees and expenses that could possibly result in claims for indemnification.

Response: The Company’s ability to negotiate vendor contracts beneficial to its shareholders is dependent upon its ability to maintain confidentiality of such contracts wherever possible. Since the arrangement in any event is beneficial to the stockholders of the Company, the Company does not believe this added disclosure is material to its stockholders, nor in any way assists the stockholders with their evaluation of the acquisition. Moreover, as stated on pages 21 and 113 of the Proxy Statement, all vendors, including the one whose fees are capped, have executed waivers of claims indemnifying the trust account. The Company has revised the disclosure on page 21 of the Proxy Statement to state that the Company has entered into a written and binding agreement with a vendor to cap its fees.

The disclosure on page 21 has been revised to add the following: “Highbury is not aware of any claims that may result in a claim for indemnification with respect to any fees or expenses to be paid by Highbury. Highbury has obtained an agreement from each of its vendors waiving such vendor’s right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of the public stockholders.”

9. We are not able to locate your response to prior comment 19 of our letter dated August 25, 2006 on page 23 as indicated in your response letter. Additionally, we note the reference to management’s current equity stakes. The disclosure on page 151 that their ownership will appreciate in the event of success is not complete because their ownership will appreciate beyond their purchase price even if the post merger trading price is half of the current market price. Please revise to clarify. Also, please revise to incorporate the supplemental response included in your response letter that is not in this document.

Response: The Company directs the Staff’s attention to the last sentence of the third bullet in the section entitled “Interests of Highbury Directors and Officers and Other Proxy Participants in the Acquisition” on page 21 of Proxy Statement which states “[The Company] currently has no intention to pay any compensation or fees to any of [its] officers or directors, although [its] board may elect to do so in the future.” The Company also directs the Staff’s attention to the second paragraph of the section entitled “Executive and Director Compensation” on page 143 of the Proxy Statement which states “[The Company] currently has no intention to pay any compensation or fees to any of our officers or directors, although [its] board may elect to do so in the future. [The Company] cannot provide a time frame for which this intention extends because the board of directors cannot predict possible future requirements of [the Company]. The current officers and directors are motivated toward the success of [the Company] due to their significant ownership interests in [the Company], which will appreciate in the event of success….In light of the amount of consideration paid by Highbury’s officers and directors they will likely benefit even if an event, including the acquisition, causes the market price of Highbury’s securities to significantly decrease.” The Company has revised the disclosure on page 143 of the Proxy Statement in response to the Staff’s comment to add the Company’s supplemental response to that section.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Proxy Statement to discuss appreciation of the value of the insiders’ equity in the Company even if the post-acquisition trading price of the Company’s stock decreases. The Company also discloses this fact on page 21 of the Proxy Statement in the second bullet under the section entitled “Interests of Highbury Directors and Officers and other Proxy Participants in the Acquisition” by stating “Additionally, in light of the relatively small amount of consideration paid by the Highbury Insider Stockholders they will likely benefit even if the acquisition causes the market price of [the Company’s] securities to significantly decrease. This may influence their motivation for promoting the acquisition and/or soliciting proxies in favor of the acquisition proposal.”

Unaudited Pro Forma Condensed Combined Financial Statements, page 28

10. Please explain the basis for pro forma adjustment (p), added on the most recent amendment. Explain how the amounts are factually supported, directly attributable to the transaction, and expected to impact the continuing operations. Tell us why it is appropriate to record an adjustment for the impact of this revenue while the nature, amount and certainty of costs that may be incurred to provide these services is unclear.

Response: The Company has revised the disclosure on page 39 of the Proxy Statement in response to the Staff’s comment.

The Administrative, Compliance and Marketing Services Agreement (the “Agreement”) executed between Aston and ABN AMRO Asset Management, Inc. (“AAAMI”) provides that AAAMI will pay Aston a monthly fee, in cash, equal to $45,833.33 plus 1/12th of 0.01% of the amount, if any, by which the average daily assets under management for such month in the six money market mutual funds covered in the agreement (the “Covered Funds”) exceeds $3 billion; provided, that if the assets under management in such funds ever exceed $15 billion for a consecutive 90 day period, the fee may be renegotiated. In addition, as the administrator of these Covered Funds, Aston will receive monthly payments directly from each of the funds equal to 1/12th of 0.024% of the average daily assets under management for such month. The pro forma adjustment recognizes the aggregate impact of these revenue sources as if the Agreement had been in place during each of the periods presented.

The acquired business currently provides the services to the Covered Funds that are outlined in the Agreement. Although the Sellers are divesting the acquired business, they want the acquired business to provide such services to the Covered Funds after the consummation of the business combination. As a result, Aston’s ability to provide services under the Agreement is contingent upon the consummation of the acquisition.

The initial term of the Agreement is for a period of five years following the consummation of the acquisition. AAAMI, however, may terminate the Agreement at any time upon six months’ written notice or upon the payment of a termination fee. The Company has no reason to expect the early termination of this Agreement and therefore believes that Aston will retain this relationship and the related revenues for an indefinite period after the consummation of the acquisition. With respect to the nature, amount, and certainty of additional costs that may be incurred to provide those services, the Company believes that such actual additional costs are not material. Nonetheless, the Company has included pro forma adjustment (r) to reflect an increase in the expenses of the Company by an amount equal to 72% of the anticipated revenues to be received by the acquired business pursuant to the Agreement, consistent with the operating allocation that will be in place after the closing of the acquisition.

In addition, the agreement is summarized on page 68.

11. We note your revisions to pro forma adjustment 2(c) on pages 40 and 41 in response to prior comment 22, however, such revised disclosures appear to be inconsistent with the risk factors on pages 55 and 56 regarding price competition and possible termination of the contracts. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (c) on page 38 to add the following. “In addition to a termination of Aston’s advisory contracts as discussed above, there are many risks related to the financial services industry and Aston which could negatively impact Aston in the future and potentially lead to impairment charges. The financial services industry faces regulatory risk and Aston may experience reduced revenues and profitability if its services are not regarded as compliant with regulatory statutes. In addition, downward pressure on our fees as a result of price competition in the mutual fund industry or a market or general economic downturn could lead to losses of revenue and profitability. For more information on risks which may cause the goodwill or intangible assets to be impaired and lead to an impairment charge, please see “Risk Factors — Risks Related to the Financial Services Industry and Aston.”

12. We note your response to prior comment 25 of our letter dated August 25, 2006. Revise the disclosure on page 24 to clarify, if true, that it is a condition to the closing of the transaction that sub-advisory agreements are executed with the payment terms specified in Exhibit I and discussed in pro forma adjustment q on page 43. Also, from the disclosure on page 74, it appears all of the sub-advisers have not agreed to these terms. Please explain why the calculation supporting the pro forma adjustment does not agree to the terms disclosed on page 74. Explain how the differences in terms arose and how this affects your basis for the pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 105 to state that it is a condition to the closing of the acquisition that sub-advisory agreements are executed with the payment terms specified in Exhibit I and discussed in pro forma adjustment (q). Section 8.1(e) of the asset purchase agreement (page A-27) provides that a condition to the Company’s obligation to close the acquisition is that “The Investment Advisory Contract and each Investment Sub-advisory Contract shall have been executed and delivered to the [Company], and shall by its terms become effective upon the Closing Date.” The definition of Investment Sub-advisory Contract in Section 9.17 (page A-34) specifically references the economic terms set forth in Schedule 9.17 (page A-71) that are the basis for pro forma adjustment (q).

Furthermore, the Company has revised the disclosure on page 72 to clarify that upon the consummation of the acquisition, new investment advisory contracts for each of the Target Funds currently sub-advised by MFS and Optimum will be entered into with Aston. As of September 20, 2006, the Target Funds’ board of trustees and the Target Funds’ shareholders have approved these contracts with Aston. After the consummation of the acquisition, MFS and Optimum will continue to serve as sub-advisers to these funds and the terms of the sub-advisory contracts currently in place will remain unchanged.

The Company has also revised the disclosure in the footnote to pro forma adjustment (q) on page 40 to clarify that “the supporting calculation only incorporates the advisory fee revenues and distribution and sub-advisory fees for the Target Funds for which affiliates of the Sellers will serve as sub-advisers after the consummation of the business combination. All advisory fee revenues and distribution and sub-advisory fees related to the two Target Funds for which MFS and Optimum serve as sub-advisers have been excluded from the analysis because there will be no change in the sub-advisory agreements and, therefore, no change in the fee-sharing arrangements on these funds.”

13. It is not clear whether the new investment sub-advisory agreements will cover the same services that are reflected in the historical financial statements. Please provide an analysis supporting the fact that these services are identical and that additional or different costs will not be incurred as a result of differences in the agreements. If the services are identical, please explain the economic reasons the sub-advisers are willing to perform the services for approximately 40% less following the acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the footnote to pro forma adjustment (q) on pages 40 and 41 of the Proxy Statement.

The sub-advisory services to be provided by the affiliates of the Sellers following the acquisition are the same investment management services they have historically provided. The sub-advisers received $12.2 million, $17.5 million and $32.0 million in fees for their services during the six months ending June 30, 2006 and 2005 and during the year ended December 31, 2005, respectively. Had the new sub-advisory agreements with these affiliates been in place during those historical time periods, the sub-advisers would have received $7.7 million, $9.1 million and $17.9 million, respectively, for providing the same services. As set forth in the “Form of Investment Advisory Agreement” included herein as Exhibit M to the asset purchase agreement, the investment advisor to the Target Funds shall:

(i) manage the investment and reinvestment of the assets of each Fund;

(ii) continuously review, supervise and administer the investment program of each Fund;

(iii) determine in its discretion, the assets to be held uninvested;

(iv) provide the Trust with records concerning the Adviser’s activities which are required to be maintained by the Trust;

(v) render regular reports to the Trust’s officers and Board of Trustees concerning the Adviser’s discharge of the foregoing responsibilities;

(vi) determine from time to time what securities and other investments will be purchased, retained, sold or exchanged by each Fund and what portion of the assets of the Fund’s portfolio will be held in the various securities and other investments in which the Fund invests, and shall implement those decisions, all subject to the provisions of the Trust’s Declaration of Trust and By-Laws, as amended from time to time, the 1940 Act, and the applicable rules and regulations promulgated thereunder by the SEC and interpretive guidance issued thereunder by the SEC staff and any other applicable federal and state law, as well as the investment objectives, policies and restrictions of the Fund referred to above, and any other specific policies adopted by the Board and communicated to the Adviser;

(vii) provide advice and recommendations with respect to other aspects of the business and affairs of the Funds;

(viii) exercise voting rights, rights to consent to corporate action and any other rights pertaining to a Fund’s portfolio securities subject to such direction as the Board may provide; and

(ix) shall perform such other functions of investment management and supervision as may be directed by the Board.

These duties are substantially the same as the duties outlined in the current investment advisory agreements between each of the Target Funds and its investment adviser. The “Form of Sub-Investment Advisory Agreement” included herein as Exhibit I to the asset purchase agreement outlines the delegation of certain of these duties of the investment adviser to the investment sub-adviser after the consummation of the business combination. With reference to the list above, the table below outlines the current allocation of responsibilities between the investment advisers and the acquired business and the allocation of responsibilities according to the new sub-investment advisory agreements. For further clarity, the table also outlines the current allocation of responsibilities between the investment advisers to the Target Funds and the acquired business. This illustration is included to show that the services to be provided after the consummation of the business combination are identical to the services provided on a historical basis. The references in the column “Services” refers to the services listed above.

Service	Provider of Services
Currently		After Consummation of the Business Combination
(i)	Investment adviser, with oversight from acquired business	Investment sub-adviser, with oversight from Aston

(ii)	Acquired business	Aston

(iii)	Investment adviser, with oversight from acquired business	Investment sub-adviser, with oversight from Aston

(iv)	Acquired business	Aston

(v)	Acquired business	Aston

(vi)	Investment adviser, with oversight from acquired business	Investment sub-adviser, with oversight from Aston

(vii)	Acquired business	Aston

(viii)	Investment adviser, with oversight from acquired business	Investment sub-adviser, with oversight from Aston

(ix)	Acquired business	Aston

After the consummation of the acquisition, Aston will provide all of the services that the acquired business has historically provided to the Target Funds. As such, the Company does not expect Aston to incur any additional or different types of costs than those incurred on a historical basis by the acquired business.

The affiliates of the Sellers will be performing the same investment management services for the Target Funds after the consummation of the acquisition as they currently provide. However, as a result of the new sub-advisory agreements, they will receive a smaller share of the net advisory fees after payments of third-party distribution fees than they currently receive. The Company believes that the sub-advisers are willing to perform the services for lower fees because (i) the new fee arrangements continue to provide sources of revenue to the sub-advisers, (ii) the new fee arrangements are consistent with fee levels charged by the sub-advisers to other clients not affiliated with the Sellers or the acquired business, (iii) the new fee arrangements are consistent with fee arrangements the Company could obtain from other sub-advisers not affiliated with the Sellers, (iv) the historical share of advisory revenues received by the affiliates of the Sellers was not determined based on arm’s-length negotiation as the acquired business and the affiliates of the Sellers were part of a commonly controlled corporate group and (v) the new sub-advisory agreements were determined based on arm’s-length negotiation between the Company and the sub-advisers affiliated with the Sellers.

14. The last paragraph in footnote (q) states it is not practical to provide a detailed comparison of the new sub-advisory agreements with the agreements in place historically. Please clarify how you determined the pro forma adjustment is appropriate and factually supportable if detailed comparison of the old and new agreements is not practical.

Response: The Company has revised the disclosure in footnote (q) in response to the Staff’s comments. Because the Target Funds were introduced over a period of 13 years and are managed by five different affiliates of the Sellers, the historical fee sharing agreements between the acquired business and each investment adviser with respect to each Target Fund has varied among the funds and over time. In addition, since the acquired business and the investment advisers have been part of a commonly controlled corporate entity, the historical fee sharing arrangements have not been reflective of terms negotiated at arm’s-length but rather internal allocations that have also varied. As a result, the data required to perform a fund by fund comparison of the historical fee sharing arrangements and the new sub-advisory agreements is not available.

The Company determined pro forma adjustment (q) based on a comparison of the aggregate historical advisory fees paid to the affiliates of the Sellers (but excluding the sub-advisers who are not affiliates of the Sellers) and the aggregate sub-advisory fees that would have been paid to the affiliates of the Sellers in the same periods under the new sub-advisory agreements. The difference between the two aggregate payments is the amount of the pro forma adjustment in each of the periods as illustrated in the table provided in footnote (q) to the pro forma financial statements. Because the pro forma payments to the sub-advisers can be calculated based on the new sub-advisory agreements to be executed upon the consummation of the acquisition, this adjustment is factually supportable. The adjustment is also directly attributable to the acquisition because it is as a result of this acquisition that Aston will become the investment adviser to the Target Funds and enter into the new sub-advisory agreements with the affiliates of the Seller. Finally, consistent with the disclosure in footnote (c) regarding the indefinite-lived intangible assets, the Company expects these sub-advisory contracts to continue indefinitely. However, if any such sub-advisory contract is terminated, the Company and the Aston management team are confident that the sub-adviser could be replaced on economic terms no less favorable than the sub-advisory contract to be put in place upon consummation of the business combination.

Risk Factors, page 49

15. We reissue prior comment 26 from our letter dated August 25, 2006. We note the statement in risk factor four that liability will likely extend to shareholders beyond three years from the dissolution. Since you do not intend to comply with the provisions of the DGCL to limit liability, it would appear such liability would extend beyond three years. Please revise the disclosure accordingly.

Response: The Company has revised the disclosure on page 49 of the Proxy Statement in response to the Staff’s comment to replace the words “will likely” with the word “would.”

16. Clarify in risk factor eight what you mean by “at a time that is disadvantageous to our warrant holders.” Please expand the risk factor “We may choose to redeem our outstanding warrants...” on page 53 to specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

Response: The Company has revised the heading of the risk factor on page 51 of the Proxy Statement in response to the Staff’s comment to state:

“We may choose to redeem our outstanding warrants when a prospectus relating to the common stock issuable upon exercise of such warrants is not current, the warrants are not exercisable.”

The Company has revised the risk factor to include the statements that:

“In addition, we may exercise our right to redeem outstanding warrants when a prospectus relating to the common stock issuable upon the exercise of such warrants is not current, thus rendering the warrants unexercisable.”

17. In risk factor 13, we note that if the advisory fees your receive decrease in a market or general economic downturn your revenues and net income “may” decrease. Please revise to clarify a circumstance where a decrease in fees would not result in a decrease in revenues.

Response: The Company has revised the risk factor on page 53 of the Proxy Statement in response to the Staff’s comment to replace the word “may” with the word “would.”

Ownership of Common Stock, page 70

18. We reissue prior comment 31 from our letter dated August 25, 2006. For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares. We note no disclosure for Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund LP.

Response: As stated in our conversations with the Staff, the Company believes that under instruction 3 to Item 403 of Regulations S-K, the Company may rely upon the contents of statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act. However, at the Staff’s request, the Company has searched over 30 such filings in which Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund L.P are named. On the basis of the foregoing, the Company has revised the disclosure on page 66 of the Proxy Statement to indicate that, to our knowledge and based upon publicly available information, Jeffrey Tannenbaum is a control person of Sapling LLC/Fir Tree Recovery Master Fund L.P. The Company has not been able to identify which natural person, if any, controls Wellington Management Company’s investment in the Company.

The Acquisition Proposal, page 72

19. We note your response to prior comment 33 of our letter dated August 25, 2006 and the additional disclosure on page 72 of the funds where the sellers have not agreed to not terminate the agreements to act as sub-advisers. Please revise to clarify if this presents a material risk to the company. If it does, please revise to discuss such risk.

Response: The Company has revised the disclosure on page 68 of the Proxy Statement to state that “Highbury believes that the termination of the agreements by those sub-advisers that have not committed to a five-year agreement does not present a material risk to Highbury’s or Aston’s operations following the acquisition because, as of June 30, 2006, the funds they subadvise represent approximately 4.7% of the Target Funds’ total assets under management and approximately 1.9% of the run rate advisory fee revenue generated by the Target Funds.”

20. Please revise to elaborate on the Administrative, Compliance and Marketing Services Agreement that Aston and AAAMHI have entered into. In the appropriate section, discuss all the material terms of the agreement.

Response: The Company has revised the disclosure on page 68 of the Proxy Statement to include the following:

“Aston and AAAMHI entered into an Administrative, Compliance and Marketing Services Agreement on September 1, 2006 pursuant to which Aston will provide services to AAAMHI in order for AAAMHI to continue to fulfill its duties as investment adviser to those money market funds, other than Target Funds, that AAAMHI will continue to advise following the closing of the acquisition.”

Services. Under the agreement, Aston is required to perform services that were performed for AAAMHI by the acquired business prior to the completion of the acquisition. These services include marketing and customer relations, bookkeeping and internal accounting functions, and legal, regulatory and board of trustees support.

Compensation. Aston will provide these services for a monthly fee equal to $45,833.33 plus 1/12th of .01% of the amount, if any, by which the average daily assets under management of the funds advised by Aston under this agreement for such month exceed $3 billion; provided, that if the assets under management in such funds ever exceed $15 billion for a consecutive 90 day period, the fee may be renegotiated.

Term. This agreement has a five year term but can be terminated by AAAMHI upon six months’ notice to Aston. AAAMHI may also terminate this agreement at any time if it pays Aston a termination fee of $275,000.

Indemnification. AAAMHI has agreed to indemnify Aston against liabilities arising from the performance of Aston’s services under the agreement, other than liabilities arising from Aston’s gross negligence or willful misconduct.”

21. We note your response to prior comment 38 of our letter dated August 25, 2006. You respond that you had specific criteria in your IPO prospectus. The criteria on pages 36 and 37 of the prospectus do not appear specific. You state that “financial condition” is a criteria even though all companies have a financial condition. You did not disclose anything specific about the financial condition of companies that would lead to their consideration. You also disclosed that “capital requirements” and its “position to operate the business and support future growth” but there is nothing specific there that could be used to narrow a list of potential candidates. Also, you disclosed that “stage of development” was a criteria, yet you did not disclose what stage you were looking for. Please revise to clarify the criteria you used to create your list shortly after the consummation of your offering.

Response: The Company respectfully disagrees with the Staff’s comment. The first criteria set forth on page 36 of the initial public offering prospectus is the requirement that the “80% test” be met. Therefore, when the Company began its “refining” process, it eliminated potential targets that had a value insufficient to meet such test. The Company then applied the criteria described in the bullet points set forth on pages 36 and 37 of the initial public offering prospectus. A primary consideration for the Company was the quality of the management. This criterion is particularly crucial to the success of a business in the financial services industry, where management often controls the relationships with the clients of the target business. A second criterion applied was the financial condition and results of operations of the prospective targets, from which the adequacy of the profitability of prospective targets was determined. The initial public offering prospectus doesn’t merely state that financial condition is a criteria, but describes the financial condition as “the capital structure, including the quality of the assets of the business and the nature and terms of any liability, the nature and reliability of the revenues as well as the composition and characteristics of the company’s expense base.” A third factor considered in assessing prospective targets was scalability or growth potential of the target. Thus, management used the exact criteria listed in the Company’s initial public offering prospectus to evaluate the collective attributes of a target business in narrowing its list of acquisition targets.

22. In light of the affiliations between Berkshire Capital and the officers and directors of Highbury, please explain in greater detail your statement that “promptly following the consummation of Highbury’s IPO, Highbury consulted Berkshire Capital.” This appears to be Highbury consulting with itself. We may have further comment.

Response: Berkshire Capital has more than 30 employees, including 12 officers, actively involved in marketing and executing merger and acquisition transactions in the financial services sectors that represent the target market for the Company as specified in the Company’s initial public offering prospectus. Berkshire Capital also has several advisory directors who are affiliated with the firm and have broad contacts in the financial services industry. While Messrs. Foote, Cameron and Forth are employees of Berkshire Capital, they represent a small subset of the firm’s work force and knowledge base. Upon completion of the Company’s initial public offering, as stated in the Proxy Statement, the Company consulted Berkshire Capital by describing the criteria specified in the Company’s initial public offering prospectus to ALL of the investment banking professionals at Berkshire Capital and its advisory directors and sought input and advice on potential targets from that group. At no time prior to completion of the initial public offering did the Company’s officers or directors contact or engage in discussions on behalf of the Company with any party, including Berkshire Capital.

23. On page 84, we note the reference to “attractive price and terms.” Please revise to clarify if the disclosure implies that the price is attractive and explain how it is attractive. Considering management did not determine a value for the company, it is not clear how they determined the price being paid was attractive.

Response: The Company has deleted the word “Attractive” in the heading “Attractive Price and Terms” on page 81 of the Proxy Statement in response to the Staff’s comment.

Highbury’s Board of Directors’ Reason for Approval of the Acquisition, page 82

24. We note your response to prior comment 54 from our letter dated August 25, 2006 concerning the satisfaction of the 80% requirement laid out in your IPO prospectus. Please direct us to the disclosure in your prospectus that states that if you were to just acquire control of a business that you could base the acquisition on the full value instead of the actual interest you acquire. We are unable to locate such disclosure. Also, clearly disclose here or where appropriate that based on your reasoning you would be able to recognize the full value of a company worth 80% of your trust proceeds even if you only own 51% of it. We may have further comment.

Response: As discussed with the Staff, the Company believes the proper formulation of the 80% test as described in its initial public offering prospectus is based on the full value of the target business, even if only a controlling interest is acquired. As stated in the initial public offering prospectus on page 38: “The fair market value of such businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual potential sales, earnings, cash flow and book value.” Page 1 of the initial public offering prospectus provides that we were formed for “the purpose of acquiring, or acquiring control of one or more operating businesses.” Nevertheless, the Company has included the following disclosure on pages 86 and 112 of the Proxy Statement: “One could construe the 80% requirement set forth in our initial public offering prospectus to mean that the value of the controlling interest of the business acquired must be greater than 80% of our net assets. If this were the case, the 80% requirement would only be met if the value of the Company’s manager membership interest in the acquired business were greater than 80% of the net assets of the Company. However, even using this construction the 80% requirement has been satisfied for the acquisition.”

25. In light of the above comment, provide clear disclosure that you determined the valuation and that the 80% test was met based upon 100% of the company’s value when Highbury will only own 65% of the company. Clarify that a reasonable investor could determine that this valuation is not consistent with the disclosure in the Form S-1 in the initial public offering and discuss the resultant risks to the company. Add a risk factor.

Response: The Company has addressed the Staff’s comment by including the disclosure referenced in Comment No. 24 in this response letter. As the 80% requirement is met whether the 80% requirement is based on the full value of the acquired business or the value of the Company’s manager membership interest in the acquired business, the Company does not believe a risk factor is necessary. With respect to the Staff’s comment to the determination of the value of the acquired business, the Company directs the Staff to its response to Comment No. 2.

26. We note the disclosure on page 85 that the acquired business is worth more than what Aston is paying for it. Please revise to clearly disclose why the sellers are selling the business to you at a discount and how it was determined to have a fair market value greater than its purchase price.

Response: The Company has revised its disclosure on page 81 of the Proxy Statement to state: “Highbury believes that its proposal for the acquisition of the acquired business (including the purchase price) was attractive to the Sellers because (i) Highbury intended to retain the advisers and sub-advisers to the funds, including those affiliated with the Sellers, as sub-advisers following the acquisition, (ii) Highbury would not merge the funds into other funds, (iii) Highbury intended to retain a majority of the acquired business’ employees, and (iv) Highbury was a flexible solution to an almost year-long sale process. Highbury also believes that because of the influence of management of the target business in the sale process, and such management’s affinity for a transaction with Highbury, that Highbury’s offer was viewed more favorably.” Please note that the Company can only state its belief as the Sellers have not discussed how they arrived at the purchase price for the acquired business with the Company, and that the foregoing reasons may not be those on which the Sellers based their negotiations and agreement with respect to the transaction. The Company also directs the Staff to the Company’s discussion of management’s evaluation of the acquired business on pages 83 through 86 of the Proxy Statement which describes how the Company arrived at its determination that the value of the acquired business is greater than the purchase price.

27. We reissue prior comment 50 from our letter dated August 25, 2006. We continue to note the statement that “the pre-transaction fee sharing arrangements between the acquired business and the investment advisers are less favorable to the acquired business than the agreements to be put in place at the close of the transaction.” Provide a detailed comparison and discuss the differences and how the new agreements are more favorable in this section.

Response: The Company has revised the disclosure in the first paragraph under the section “Recent Financial Losses” on page 82 of the Proxy Statement in response to the Staff’s comment to include a table illustrating “the pro forma financial impact, in aggregate, of the changes in the fee-sharing arrangements between the acquired business and affiliates of the Sellers.” Additionally, the Company has revised the disclosure to state: “The difference represents the additional revenue that the acquired business would have retained on a pro forma basis had the acquisition been consummated on January 1, 2005 or on January 1, 2006, as appropriate. This amount had historically been distributed to the affiliates of the Sellers that provided advisory services to the acquired business. The changes to the fee-sharing arrangements are further described in footnote (q) to the Unaudited Pro Forma Condensed Combined Financial Statements and in the section entitled “The Acquisition Proposal — Description of the Sub-advisory Agreements” on page 72 of this Proxy Statement.”

Management Analyses, page 87

28. We note the disclosure throughout this section that management did not review any specific acquisitions or companies in conducting its transaction and public company analyses. It appears then that management did not review other actual comparable companies or comparable transactions in performing an analysis that did not yield an actual value for the acquired business. Please revise to discuss how management believed not performing such actions was in the best interest of shareholders and how management was able to make a determination as to the fairness of the transaction without such detailed analysis. Additionally, please revise to include a risk factor to clarify that management did not perform any of the noted actions.

Response: With respect to the determination of the value of the acquired business, the Company refers the Staff to its response to comment 2 of this response letter above. The Company has also included an additional risk factor on page 50 that provides:

“As our board of directors did not undertake analyses typically used in determining the value of the acquired business at the time it approved the asset purchase agreement there is a risk that our board of directors did not have adequate information to exercise its business judgment in approving the asset purchase agreement.

At the time our board of directors approved the asset purchase agreement, the Company’s management did not determine the fair market value of the acquired business nor did it compare the acquired business to comparable companies, or the transaction to comparable transactions. Because the board did not undertake analyses typically used in determining the value of the acquired business there is a risk that the board did not have adequate information to evaluate the acquisition and approve the asset purchase agreement.”

29. We note that management did not review any specific acquisitions or companies because through their experience, mutual fund investment managers are generally priced more than 10 times their annual income before taxes. Please revise to clarify if the disclosure means that it is appropriate to use the 10 times figure when evaluating the fair market value for all mutual fund investment advisers regardless of performance, investment principal, and the human capital involved. Clarify whether 10 times annual income is an industry standard and provide the basis for this determination, as requested in prior comment 57 from our letter dated August 25, 2006.

Response: The Company revised the disclosure in the third bullet under “Transaction Approach” on page 85 of the Proxy Statement in response to the Staff’s comment to state:

“Management does not believe it is appropriate to use the 10.0 times reference multiple for all mutual fund investment management transactions regardless of company specific factors such as size, rate of growth, investment performance and quality of management. The 10.0 times reference multiple is not an industry standard. However, our executive officers, based on their extensive industry experience, are generally aware of several hundred mutual fund investment management transactions over the past 25 years, and they believe that there are approximately twice as many transactions with available meaningful pre-tax multiples above the 10.0 times reference multiple as transactions below the 10.0 times reference multiple.”

30. We note that management based their analyses on the assumption that Highbury will receive 18.2% of Aston’s revenues which would yield between $7.6 and $5.1 million if there was between $6 and $4 billion under management. It is not clear how basing their analysis on such figures is reasonable considering costs would have to be covered before any distributions could be made to Highbury. Based on the performance of the target business in the last three fiscal years, it is not clear if there would have been enough money left over after covering cost to satisfy the 18.2% distribution provision. Please revise the discussion of the analysis to reconcile the assumptions with the actual financial history of the business to be acquired.

Response: Under the Aston limited liability company agreement, the first 18.2 cents of each dollar of revenue is allocated to the Company, the next 72 cents are allocated to operating expenses and the last 9.8 cents are allocated to the management members of Aston. The

Company and the management members believe that 72% of revenue is sufficient to cover operating expenses principally because most of the operating expenses, such as sub-advisory fees and compensation, are variable. As revenues increase, these variable expenses will increase and as revenues decrease these variable expenses will decrease. This provides a high degree of certainty that expenses will not exceed 72% of revenues. In the unlikely event that expenses exceed 72% of revenues, but remain below 81.8% of revenues, the Company’s 18.2% revenue interest would remain unimpaired because the additional expenses would first reduce the 9.8% revenue interest of the management members.

The sub-advisory fees to be paid after the closing of the acquisition to the Seller affiliated sub-advisers are substantially less than such fees prior to the closing of the acquisition. Such fees are based on the revenues generated by the acquired business. The Company has revised the disclosure on page 84 in response to the Staff’s comment.

31. Additionally, based on the target business’ recent history, five times the annual income before taxes does not approach the purchase price. Please revise to clarify that here.

Response: The Company has revised the disclosure in the third bullet under the heading “Transaction Approach” on page 85 of the Proxy Statement in response to the Staff’s comment to state:

“Based on the acquired business’ historical operating results, the purchase price of $38.6 million substantially exceeds both 5.0 times and 7.6 times its annual income before taxes. Highbury believes that the profitability of the acquired business will increase upon the consummation of the acquisition as a result of changes in the sub-advisory fees and employee compensation expenses and other pro forma adjustments. Management’s analyses are based on the profitability of the acquired business on a pro forma basis, assuming the acquisition had been consummated on March 28, 2006. Had management compared the purchase price to the pre-tax income of the acquired business in recent history prior to the pro forma adjustments, the acquisition multiple would have been substantially higher.”

32. We note the reference to Capitalink’s opinion in the last bullet point on page 87. Considering this section is intended to discuss management’s reasons and analysis, it is not clear how the reference to Capitalink’s opinion is appropriate. Please remove or advise why such disclosure is included.

Response: The Company has revised the disclosure on page 85 of the Proxy Statement to remove the disclosure.

Fairness Opinion, page 91

33. We continue to note the statement on page 97 that “Capitalink’s opinion is addressed solely to our board for its use in connection with its review and evaluation of the acquisition.” This does not appear correct in light of the fact that the fairness opinion was provided after the board had reviewed and evaluated the acquisition and entered into the asset purchase agreement. Please revise the disclosure accordingly.

Response: The Company has revised the disclosure on pages 18 and 89 in response to the Staff’s comment to provide that:

“Capitalink’s opinion is addressed to our board for its use in connection with its determination to recommend the acquisition proposal to its stockholders for approval. The Capitalink opinion was not available to, or used by, our board in connection with its approval of the acquisition. The opinion does not constitute a recommendation to the stockholders of Highbury.”

34. We note your response to prior comment 63 of our letter dated August 25, 2006. We note the disclosure on the top of page 100 discussing the limitations. Please revise to clarify if you considered the listed companies comparable. Provide a discussion as to how these companies were determined to be comparables in light of the significant differences.

Response: The Company has revised the disclosure on page 93 to state that “Capitalink selected the Comparable Companies from a universe of approximately 25 publicly-traded asset management firms. To arrive at the subset of Comparable Companies, Capitalink removed companies which were either too large or too small in terms of market capitalization, were located overseas or whose primary business did not involve providing investment management services to mutual funds. The resulting nine companies were deemed comparable to Aston because they were headquartered in the United States, within an appropriate size range relative to Aston and they had a primary focus of providing investment management services to mutual funds.” The Company previously included the following disclosure on page 95 of the Proxy Statement which clarifies: “None of the Comparable Companies has characteristics identical to Aston or Highbury’s investment in Aston. An analysis of publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.”

35. We previously requested disclosure of the revenues and profits for the comparable companies in any analysis that uses data of public companies. Please revise to disclose the “comparable” companies’ profits. After doing so, disclose the target business’ revenues and profits.

Response: The Company previously included “comparable” companies’ last 12 months of EBITDA in the table on page 94 under the heading “LTM EBITDA” in response to the Staff’s comment. In assessing the financial performance of investment advisory businesses, EBITDA, which is a measure of cash flow, is typically used in lieu of profits. This is why Capitalink did not consider profits, but did consider EBITDA, in its analysis. The Company has revised the disclosure on pages 94 and 98 to provide:

“EBITDA is a non-GAAP liquidity measure that represents earnings before interest expense, income taxes, depreciation and amortization. This measure is commonly used as a measurement for the profitability of a company.”

Additionally, the Company revised the disclosure on pages 97 and 98 to state:

“The EBITDA for the last 12 months, or LTM, for the Comparable Transactions ranged from approximately $-0.8 million to $64.0 million, compared to pro forma LTM EBITDA for the acquired business as of May 19, 2006 of $12.8 million. The LTM revenue for the Comparable Transactions ranged from approximately $13.2 million to $428.5 million, compared with pro forma 2005 revenue of approximately $45.7 million for the acquired business. Assets under management for the Comparable Transactions ranged from approximately $310 million to $185.2 billion, compared with approximately $6.2 billion (as of December 31, 2005) for the acquired business.”

“The pro forma LTM EBITDA margin for the acquired business was 28.0%, which was in line with the median of the universe of the Comparable Transactions which ranged from 14.9% to 61.6%.”

The Company has included the acquired business’s historical and pro forma financial data in the tables on pages 94 and 97 of the Proxy Statement.

Aston Limited Liability Company Agreement, page 104

36. Please revise to clarify if the LLC agreement may be modified. If so, please revise to discuss the procedure to effect any modification and whether the shareholders of Highbury would have any vote on such modifications.

Response: The Company has revised the disclosure on page 102 of the Proxy Statement to add a subsection entitled “Amendment of the LLC Agreement” in response to the Staff’s comment which states:

“The limited liability company agreement of Aston may be amended with the prior written consent of Highbury, as manager member, and the management committee of Aston, except that Highbury may, without such consent, amend the limited liability company agreement to cure any ambiguity, or correct any provision which is incomplete or inconsistent with the terms of the limited liability company agreement. In addition, the limited liability company agreement may not be amended without the consent of all members to revise the percentage interests of the management members.”

“The board of directors of Highbury has the right to act on behalf of Highbury to exercise Highbury’s rights to amend the limited liability company agreement. As a matter of law, the action of the board of directors of Highbury must be consistent with the duties of care and loyalty it owes to Highbury stockholders. The stockholders will not have any vote on a modification of the limited liability company agreement.”

Plan of Dissolution and Distribution of Assets if No Business Combination, page 119

37. We note from the disclosure on page 120 and in your plan of operations section that if you were not able to consummate this transaction, you may not have sufficient funds to pursue another transaction. If you decided to pursue another transaction, it would appear you would incur a sufficient amount of debt or other liabilities. Please revise to clarify if the company would be required to bring a claim against the officers if they assert that they are not able to satisfy their obligations. Finally, please revise to clarify if the officers would be jointly and severally liable for the noted claims.

Response: The Company has revised the disclosure on page 113 of the Proxy Statement to state that “the Company would be required to make a claim for indemnification against Messrs. Cameron and Foote”, who would be jointly and severally liable for such claims.

38. Please revise to clarify if all vendors have executed waivers.

Response: The Company has revised the disclosure on page 113 of the Proxy Statement in response to the Staff’s comment to state that “each of its vendors have executed waivers waiving their rights to assert any claim against funds in the trust account.”

39. We note the statement that you expect the indemnification by Messrs. Cameron and Foote would cover costs of dissolution and liquidation to the extent they relate to vendor claims. Clarify whether the expenses typically associated with this process would be vendor claims. If there are any claims associated with dissolution and liquidation that would not be considered vendor claims, clearly state.

Response: The Company directs the Staff’s attention to page 113 of the Proxy Statement which describe the expense typically associated with dissolution and states “We estimate that our total costs and expenses for implementing and completing our dissolution and stockholder approved plan of distribution of our assets will be in the range of $50,000 to $75,000. This amount includes all costs of our certificate of dissolution in the State of Delaware, the winding up of our company and the cost of a proxy statement and meeting relating to the approval of our stockholders of our plan of dissolution.” The Company revised this disclosure on page 113 to state “we expect that these expenses would all be payable to vendors, and consequently included in the scope of the indemnification provided by Messrs. Cameron and Foote.”

Plan of Operations, page 121

40. We note the disclosure that “Highbury expects to incur operating expenses related to its business plan to expand its activities as an investment management holding company by providing permanent capital solutions to owners and managers of investment management firms that will become controlled affiliates of Highbury.” Investors are not only voting on the acquisition but whether they want to remain as an investor of Highbury. As such, please revise to elaborate on Highbury’s business plan following the acquisition.

Response: The Company notes the Staff’s comment. The Company directs the Staff to the second full paragraph on page 116 of the Proxy Statement which discusses the Company’s business plan following the consummation of the acquisition. The Company has revised the disclosure on page 13 to state:

“The consummation of this transaction will establish Highbury as an investment management holding company for which Aston will serve as the initial platform for internal growth and add-on acquisitions. We intend to continue to pursue acquisition opportunities and will seek to establish other accretive partnerships with high quality investment management firms over time. We will seek to provide permanent equity capital to fund buyouts from corporate parents, buyouts of founding or departing partners, growth initiatives or exit strategies for private equity funds. We intend to grant material equity interests to management teams to align their interests with those of our shareholders. Although we do not intend to integrate our acquisitions, we may work with potential future affiliates to execute add-on acquisitions. We will seek to augment and diversify our sources of revenue by investment style, asset class, distribution channel, client type and management team. An asset class is a specific category of assets or investments, such as stocks, bonds, cash, international securities or real estate.”

41. We note the revised disclosure concerning the credit facility. Please revise to clarify if the credit line is secured and if so, identify the asset used to secure it.

Response: The Company has revised the disclosure on page 117 of the Proxy Statement to state that “our credit facility is secured by all our assets. Highbury may not draw on the line of credit under the credit facility until a business combination is consummated and the trust is distributed to Highbury.”

Acquired Business, page 125

42. Clarify on page 125 the “certain limited exceptions” to the non-compete provisions.

Response: The Company has deleted the phrase “certain limited exceptions” on page 119. Also, the Company has revised the disclosure in the section entitled the “Acquired Business” to state on page 119 that:

“Notwithstanding the non-compete restrictions, ABN AMRO and its affiliates may be permitted to continue to operate United States mutual fund sponsorship, advisory and subadvisory businesses they may acquire, and may also provide subadvisory services with respect to new mutual fund investment products if Aston or its affiliates and ABN AMRO and its affiliates are unable to reach mutually agreeable terms pursuant to which Aston or its affiliates would serve as the investment adviser and ABN AMRO or its affiliate would serve as the subadviser with respect to such new mutual fund investment products.”

43. Clarify on page 128 the cash at closing assuming maximum conversion.

Response: The Company has revised the disclosure in the section entitled “Selectively Pursue Accretive Acquisitions” on page 122 of the Proxy Statement in response to the Staff’s comment to state:

“The acquisition may be consummated if Highbury stockholders elect to convert no more than 1,546,666 shares of common stock to cash. If Highbury stockholders elect to convert up to 1,546,666 shares of common stock into cash in connection with the acquisition, upon consummation of the acquisition, Highbury expects to have outstanding borrowings of $1.6 million on its $12 million credit facility and no additional cash on hand until receipt of distributions from Aston.”

44. We note your response to prior comment 71 from our letter dated August 25, 2006 and the additional disclosure on page 128. Please revise to clarify if the reference to acquisitions will be those of Aston’s or Highbury’s. If they refer to acquisitions of Aston’s, please revise to clarify how the cash and debt of Highbury would be used to fund such acquisitions when you will just own 65% of Aston. Clarify if the other members of Aston are required to contribute for such acquisitions. If not, will the revenue allocation be adjusted if Highbury funds 100% of any acquisition?

Response: The Company has revised the disclosure in the section entitled “Selectively Pursue Accretive Acquisitions” on page 122 of the Proxy Statement in response to the Staff’s comment to state:

“In Aston’s efforts to pursue accretive acquisitions in the future, the Aston management team and Highbury may elect to finance transactions using one or more of the following sources: capital from Highbury, external debt, seller financing or contingent payments. The members of Aston will not be required to make capital contributions towards additional acquisitions. If Highbury elects to fund acquisitions by Aston, it will only do so if the terms of such acquisitions, including any modifications to the Aston limited liability company agreement and specifically the allocation of revenue between Highbury and Aston, are considered by the board of directors of Highbury to be favorable to Highbury and its stockholders. Highbury also intends to seek acquisitions independent of Aston which may be funded by its revolving credit facility, other external borrowings, retained earnings (if any), raising of additional equity, and other sources of capital, including seller financing and contingent payments.”

Management’s Discussion and Analysis, page 136

45. We note your response to prior comment 14. Please explain how you determined the $3.8 million estimate of the aggregate annual distribution of owners’ allocation to the Aston management members and discuss the underlying assumptions. Explain how you estimated the $5.7 million value of the units held by the Aston management members. Explain the methods you used to determine the discounts for lack of control, lack of marketability and other features. As a result of this transaction, the management members own 35% of the membership interests of Aston. Since the structure of the LLC and the method of acquisition will have a material impact on the operations of the target as it pertains to the equity holders of Highbury, it appears this discussion should be provided in MD&A, along with discussion of other elements of the acquisition that will impact future operations. Also, it appears the related compensation expense meets the definition of a critical accounting estimate, as discussed in SEC Release 33-8350. Please revise.

Response: In estimating the Aston management members’ distributions from Aston, the Company’s management team followed the distribution preferences set forth in the Aston limited liability company agreement. In that agreement, the Aston management members are entitled to a subordinated distribution of 9.8% of revenue based on their 35% share of the owners’ allocation which is equal to 28% of revenue. The Company negotiated the acquisition based on a projected revenue run rate of $38.0 million, assuming further run-off reduction in assets under management after March 31, 2006. According to the Aston limited liability company agreement, the Aston management team’s distribution of the projected revenue would be approximately $3.7 million.

The Company’s management used an estimated cost of equity capital for the Aston management members’ interests of 40% to establish a perpetuity multiple of 2.5 for the projected annual distribution. The Company’s management, based on their extensive experience advising on merger and acquisition transactions in the investment management industry, believes this estimated cost of capital is appropriate given the fact that distributions to management are subordinated to the satisfaction of the Company’s distributions and all other operating expenses of the business. The capitalization of the projected annual distribution resulted in a perpetuity value of $9.3 million, before income taxes and appropriate discounts and premiums.

The Company used an estimated income rate of 40% to reflect the combined effects of applicable local, state and federal income taxes on the annual ordinary income distributions. The Company’s management then applied three distinct discounts to the resulting after-tax perpetuity value.

•	Discount for lack of control – The discount for lack of control is based on a survey of the 30-day premiums paid in recent acquisitions of publicly traded investment management companies. Among other things, control confers the ability to (1) select officers, directors and employees; (2) hire and fire management; (3) set compensation policies; (4) set policy and change the course of business; and (5) alter the capital structure, including repurchasing outstanding shares or issuing new shares. Since the Company is the manager member of Aston, it is deemed to have control of Aston. The membership interests held by the Aston management team do not confer control, so a discount to the valuation is appropriate for their interests. The Company’s management team estimated the discount for lack of control to be approximately 25%.

•	Discount for lack of marketability - The principal risks associated with lack of marketability include the inability to sell shares (1) in the face of deteriorating fundamentals, which would have otherwise prompted a decision to sell; (2) when the contemplated means of disposing of the stock through an initial public offering or sale of the Company does not materialize; or (3) when the investor’s personal circumstances require liquidity. Many factors affect the extent to which the marketability of a security in a privately held firm differs from the marketability found in active, freely traded securities markets: (1) put rights; (2) dividends or distributions; (3) size of potential market of buyers, including limitations on who can own shares; (4) prospects for going public or being acquired; (5) restrictive transfer provisions; (6) absolute and relative size of the block to be sold; and (7) size and financial strength of the firm. In theory, investors who own nonmarketable securities must be compensated in the form of a higher expected return for the incremental risk introduced by the inability to readily convert such an investment into cash. The Aston management members may only sell their membership interests to the Company or to other management members with the Company’s permission. In addition, the Aston management members cannot force the Company to purchase their interests and cannot force a sale of Aston to a third party without the Company’s approval. In order to develop an estimate for the appropriate discount for lack of marketability for an investment management firm, the Company examined trading volatility, estimated costs of equity capital, payout ratios, dividend yields and P/E multiples for the universe of publicly traded investment management stocks as of December 31, 2005. The Company then constructed a hypothetical private investment management firm with the same expected total return as the guideline public companies, but with an assumed dividend payout ratio typical of private investment management firms. The Company assumed that the private firm stock was subject to a three-year lock-out and that a liquidity event would occur with equal probability at any time over the next seven years. Imposing the same sell decisions and the implied illiquidity risk premium of 10.00% to the private stock cash flows, the Company derived expected values for the public stock and the private stock with simulation analysis. This resulted in an implied discount for lack of marketability of approximately 23% for the private stock.

•	Discount for potential termination – The value at which the Company may purchase the membership interests from the Aston management members increases substantially five years after the consummation of the business combination. If the employee is terminated before the end of that five year period, his membership interests may be repurchased for essentially no value. The Company and the Aston management committee have the ability to terminate the Aston management members at any time. The Company’s management team has used a probabilistic analysis to estimate the potential loss of value as a result of terminations, either voluntary or involuntary, within this initial five year period. This analysis estimated the probability of termination for each of the Aston management members on an annual basis for the five year period after the consummation of the business combination. The cumulative probability of termination for each individual over the five year period was then combined with the relative ownership interests of each individual to create a weighted average probability of termination for all of the Aston management members as a group. This probability was used to reduce the projected annual cash flows and perpetuity values held by the Aston management members relative to a scenario where there were no terminations assumed. The difference between the perpetuity values under the two scenarios led the Company’s management team to estimate the discount for potential termination to be approximately 19%.

After the application of income taxes and the three discounts described above, the Company arrived at a valuation of the Aston management members’ interests of approximately $2.7 million. The Company reviewed this analysis with its independent auditors to confirm the methodology was appropriate.

In response to the Staff’s comment, the Company has revised the disclosure in the MD&A to summarize its valuation methodology with respect to the Aston management members’ interests in Aston. Furthermore, the Company recognizes that the related compensation expense appears to meet the definition of a critical accounting estimate, and as such, has revised the disclosure on page 136 in the proxy statement.

Note 3 – Initial Public Offering, page F-38

46. We note your response to prior comment 74 and your discussion of the warrant clarification agreement. The guidance in paragraphs 14 – 18 of EITF 00-19 should be analyzed with respect to the terms in the original warrant agreement. Since the original warrant agreement did not specify any circumstances under which net-cash settlement would be permitted or required and did not specify how the contract would be settled in the event the company is unable to deliver registered shares, paragraph 17 of EITF 00-19 requires the assumption of net-cash settlement. Please revise your financial statements accordingly and provide appropriate disclosure in MD&A to address the accounting treatment of the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period. If you continue to believe equity classification is appropriate, please explain how you have considered the application of the guidance in EITF 00-19 to the terms of the warrant agreement.

Response: In response to the Staff’s comment, the Company has adopted liability accounting for the warrants issued in its initial public offering to reflect the assumption that net-cash settlement of the warrants would be required if the Company was unable to deliver registered shares under the warrant agreement. The Company has revised the financial statements included in the proxy statement and has included additional disclosure in the Company’s Management Discussion and Analysis section of the Proxy Statement to address the accounting treatment of the warrants, including the potential impact of volatility on the income statement given the requirement to mark the warrants to fair value each period. Furthermore, the Company filed a current report on Form 8-K on October 13, 2006 to announce the restatement of its financial reports from prior periods in accordance with this policy and filed restated versions of it’s a current report on Form 8-K originally filed on February 1, 2006, it’s a current report on Form 8-K originally filed on February 3, 2006, its Quarterly Report on Form 10-QSB originally filed on May 12, 2006 and its Quarterly Report on Form 10-QSB/A originally filed on August 14, 2006. The potential settlement obligation will continue to be reported as a liability until such time as the warrants are exercised or expire.

47. We note your response to prior comment 76. Please tell us how you have considered the guidance in EITF 00-19, discussed above, as it applies to the provisions of the original unit purchase option agreement. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain why you believe equity classification is appropriate based on the original terms of the agreement. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Response: In response to the Staff’s comment, the Company has adopted liability accounting for the original unit purchase option agreement issued in its initial public offering to reflect the assumption that net-cash settlement of the unit purchase option would be required if the Company was unable to deliver registered shares under the unit purchase option agreement. The Company has revised the financial statements included in the Proxy Statement and has included additional disclosure in the Company’s Management Discussion and Analysis section of the Proxy Statement to address the accounting treatment of the unit purchase option, including the potential impact of volatility on the income statement given the requirement to mark the unit purchase option to fair value each period. As discussed in Comment 46 above, the Company filed reports with the SEC to reflect this restatement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7466 or Ann Chamberlain at (212) 705-7207.

Sincerely,

/s/ Floyd I. Wittlin
Floyd I. Wittlin

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Ann F. Chamberlain (Bingham McCutchen LLP)